UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semi-Annual Period Ended June 30, 2023

Current Energy and Renewables Corp. (formerly ARMM INC.)

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00436

Nevada

(State or other jurisdiction of incorporation or organization)

36-4959521

(I.R.S. Employer Identification No.)

5 Cowboys Way, Suite 300

Frisco, Texas 75034

(Address of principal executive offices)

(602) 315-1231

Issuer’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

The accompanying notes are an integral part of these interim financial statements.

CERTAIN STATEMENTS CONTAINED IN THIS SEMI-ANNUAL REPORT ON FORM 1-SA CONSTITUTE "FORWARD-LOOKING STATEMENTS.” THESE STATEMENTS, IDENTIFIED BY WORDS SUCH AS “PLAN,” "ANTICIPATE,” "BELIEVE,” "ESTIMATE,” "SHOULD,” "EXPECT" AND SIMILAR EXPRESSIONS INCLUDE THE COMPANY’S EXPECTATIONS AND OBJECTIVES REGARDING THE COMPANY’S FUTURE FINANCIAL POSITION, OPERATING RESULTS AND BUSINESS STRATEGY. THESE STATEMENTS REFLECT THE CURRENT VIEWS OF MANAGEMENT WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE COMPANY’S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS, OR INDUSTRY RESULTS, TO BE MATERIALLY DIFFERENT FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY EXPRESSLY DISCLAIMS ANY INTENTION TO UPDATE ANY FORWARD-LOOKING INFORMATION CONTAINED IN THIS REPORT UNLESS REQUIRED BY LAW TO DO SO.

Current Energy and Renewables Corp.	Page 2	US SEC form 1 - sa

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in Item 3 of this Form 1-SA.  This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “intend,” “could,” “hope,” “predict,” “target,” “potential,” or “continue” or variations of these terms, the negative of these terms or other similar expressions.  Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our Offering Circular filed with the Securities Exchange Commission on November 9, 2020 and Form 1-K Annual Report filed July 27, 2021.

Company Overview

Current Energy and Renewables Corp (the “Company” or “CER”) was incorporated in the State of Nevada on September 18, 2018, under the name Veritransfer Inc. Then on June 29, 2021, the Company changed its name to Armm Inc as a result of a merger between ARMM Inc and CER. On October 1, 2023, the Company changed its name back to Current Energy and Renewables Corp (“CER”). The Company is headquartered in Frisco, Texas, and its principal operations are located in Frisco, Texas. We are a Retail Energy Provider (REP) in the deregulated energy market currently serving the PJM Ohio market and have begun certification and growth into additional deregulated markets.

The Company’s target market is commercial and industrial energy consumers in deregulated areas and may expand to include state, local and federal government entities. CER goes to market through third party channels called Aggregators, Brokers, or Consultants (ABCs). It has a lower cost of sales and provides a quicker path to market than hiring, training and growing a full internal sales team. Sales Directors and Managers are responsible for building and maintaining relationships with these ABCs as well as partnering with ABCs to provide customer support for the end user clients.

Our Products

The Company purchases wholesale electricity and natural gas and sells it to end consumers in deregulated markets. Electricity is generated from a variety of generation sources including ecological friendly green sources such as wind and solar generation. Through our strategic supply partnerships, we have secured the ability to fix the cost of energy long term and as such can fix the cost to the end consumer long-term providing long term price security.

Key achievements of the Company include:

The deregulated energy market is very much still regulated through many different entities. The Company has achieved and maintained many certifications and has started the certification process in markets outside of Ohio. Some of the Company’s many achievements are:

▪	Certified REP through Federal Energy Regulatory Commission (FERC)
▪	Certified REP through PJM (Independent System Operator)
▪	In Ohio Deregulated Market
o	Certified REP through Public Utility Commission of Ohio (PUCO)
o	Certified REP through Duke Energy Utility
o	Certified REP through Dayton Power and Lighting (DPL)
o	Certified REP through American Electric Power (AEP)
o	Certified REP through FirstEnergy Corp
▪	In Pennsylvania Deregulated Market
o	Certified REP through Public Utility Commission of Pennsylvania (PUCP)

Current Energy and Renewables Corp.	Page 3	US SEC form 1 - sa

▪	Secured and completed a long-term credit facility with Boston Energy Trading and Marketing (BETM) a wholly owned subsidiary of Mitsubishi Corporation
▪	CER has partnered with Fortune 100 companies that own physical and financial wholesale energy trading desks including JP Morgan, Citigroup/Chase, NextEra, Mitsubishi, BETM and Shell Energy
▪	Additional registration and certification processes are currently underway in Pennsylvania, Illinois, and New Jersey with additional markets planned including Texas, New York, Massachusetts, Connecticut, Virginia, Florida and all other deregulated states

Our Mission

CER is a retail supplier of renewable and traditional energy products to commercial and industrial energy consumers in markets that have been deregulated allowing competition and improved service. CER provides our clients the ability to reach their sustainability goals by providing comprehensive renewal energy solutions that also protect them from future market price swings through fixed energy rate products.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Six months ended June 30, 2023 compared with twelve ended December 31, 2022

The Company generated $3,192,243 in revenue for the six months ending June 30, 2023, and $6,238,208 revenue for December 31, 2022. We incurred a net loss totaling ($33,436) for the six months ended June 30, 2023, compared to a net loss of ($16,225) for the 12 months ended December 31, 2022.

Total cost of goods sold for six months ending June 30, 2023, was $3,159,153 compared to the operating expenses of $66,527 from six months ending June 30, 2023. Operating expenses consisted of consulting fees, filing fees, insurance, office and other expenses.

A.	Liquidity and Capital Resources

As of June 30, 2023, the Company had $371,350 in cash and cash equivalents on hand. Since inception, the Company has relied on advances from shareholders and directors in the form of debt and equity financing. We had net cash of $450,568 at December 31, 2022.

By June 30, 2023, the Company had not yet achieved profitable operations, but is close to breaking even with a net loss of only ($16,225) in the year ending December 31, 2023. Prior to consolidation, the Company had an accumulated deficit of ($8,265,695) since its inception. This caused doubt of the Company’s ability to continue as a going concern and inability to realize its assets and discharge its liabilities in the normal course of business, it then consolidated with CER which brings additional revenue and capital resources to the Company creating a much stronger business in 2024. The consolidated financials below reflect that strength.

No cash was used in investing activities during the six months ended June 30, 2023.

B.	Plan of Operations

The Company’s plan of operation for the 12 months ended December 31, 2024, is as follows:

The Company’s target market is commercial and industrial energy consumers in deregulated areas and may expand to include state, local and federal government entities. CER goes to market through third party channels called Aggregators, Brokers, or Consultants (ABCs). It has a lower cost of sales and provides a quicker path to market than hiring, training, and growing a full internal sales team. Sales Directors and Managers are responsible for building and maintaining relationships with these ABCs as well as partnering with ABCs to provide customer support for the end user clients.

Current Energy and Renewables Corp.	Page 4	US SEC form 1 - sa

Ohio Renewable Energy

1.	JP Morgan will provide hedging per 20-year PPA’s. This will allow BETM to finance renewable energy to CER’s commercial and industrial (C&I) clients.
2.	CER will provide renewable energy to approximately 100,000 RCE’s (Residential Customer Equivalent) per renewable credit facility with BETM
3.	The approximate annual revenue per 100,000 RCE’s exceeds $55 million per annum at 19% to 23% net profit.

Pennsylvania Renewable Energy

1.	CER is certified to provide electricity in Pennsylvania with the Public Utility Commission of Pennsylvania but needs to complete testing and certification with the local utilities and Independent System Operator (ISO) PJM in PA
2.	BETM and JP Morgan have agreed to support CER’s market expansion into PA and other markets

Expansion Plan

There are four major drivers for the Company’s market expansion.

1.	Market Expansion

The Company has an aggressive plan for market expansion backed by a Term sheet with USA Investment group for $6 million. The rolling expansion plan includes aggressively strengthening our operations capabilities and growing our sales team while obtaining certification in every deregulated market. The expansion includes attracting the best human resources as well as adding additional systems and processes to support these new markets as well as growth in our existing markets.

As stated above, additional registration and certification processes are currently underway in Pennsylvania, Illinois, and New Jersey with additional markets planned to include Texas, New York, Massachusetts, Connecticut, Virginia, Florida and all other deregulated states.

2.	Credit Facility

Secured and completed a long-term credit facility with Boston Energy Trading and Marketing (BETM) a wholly owned subsidiary of Mitsubishi Corporation which is structured to allow CER to exceed $1 billion in revenue.

3.	Renewable Energy

With the support of BETM and JP Morgan, CER is developing long term green energy products called PPA’s (Power Purchase Agreements) for wind farms, solar farms, and batter storage with large C&I clients.

4.	Acquisitions

CER has identified several acquisition opportunities to pursue with the backing of above-mentioned investment group

The Company plans on exceeding 4 million in revenue in 2024 while implementing the plan discussed above.

C.	Trend Information

According to the EIA, the United States spent an estimated total of $419 billion dollars in electricity in 2021 and another $132 billion on Natural Gas. As of March of 2024, there are 32 states and Washington DC that have introduced some form of energy deregulation and retail energy choice. Depending on each state’s specific legislation, it may apply to natural gas, electricity, or both. There are seventeen states plus Washington DC that have deregulated electricity and natural gas. There are another fourteen states that have deregulated just natural gas. Additionally, there is one state that has deregulated only electricity and that is Oregon.

Current Energy and Renewables Corp.	Page 5	US SEC form 1 - sa

The Company has identified the following deregulated markets as the first to target.

EIA 2021 PRICE & EXPENDITURE BY STATE (MILLION DOLLARS)
STATE	NATURAL GAS	ELECTRICITY	TOTAL
Ohio	$ 6,469	$ 14,300	$ 20,769
Pennsylvania	$ 6,165	$ 14,250	$ 20,415
Illinois	$ 7,747	$ 13,523	$ 21,270
New York	$ 9,261	$ 22,783	$ 32,044
New Jersey	$ 4,230	$ 10,150	$ 14,380
Texas	$ 11,982	$ 39,133	$ 51,115
Massachusetts	$ 3,694	$ 9,680	$ 13,374
Total	$ 49,548	$ 123,819	$ 173,367

Total US Consumption of electricity from January 1, 2022, to December 31, 2024, is expected to grow by 1.12% according to the EIA Annual Energy Outlook 2023. Total expenditures on electricity across all sectors is an increase of 6.3%.

ELECTRICITY CONSUMPTION (*QUADS)
SECTOR	2022	2023	2024	TOTAL	%
RESIDENTIAL	11.43	11.47	11.51	0.08	0.70%
COMMERCIAL	9.08	9.13	9.15	0.07	0.77%
INDUSTRIAL	3.47	3.51	3.54	0.07	2.02%
TRANSPORTATION	0.10	0.13	0.15	0.05	50.00%
TOTAL	24.08	24.24	24.35	0.27	1.12%
GROWTH		0.7%	0.5%
*QUADS = Quadrillion kWh 10 to the fifteenth power kWh
ELECTRICITY EXPENDITURES (*QUADS)
PRICE / KwH	0.1504	0.1593	0.1581
EXPENDIITURE	3.62	3.86	3.85	0.23	6.30%

Natural Gas numbers look like they are decreasing due to the use of other energy sources but still offer a significant opportunity:

NATURAL GAS CONSUMPTION (*QUADS) (Dry and Liquid)
SECTOR	2022	2023	2024	TOTAL	%
RESIDENTIAL	5.15	5.19	4.94	(0.21)	-4.08%
COMMERCIAL	3.60	3.61	3.50	(0.10)	-2.78%
INDUSTRIAL	10.89	10.62	10.52	(0.37)	-3.40%
TRANSPORTATION	1.24	1.20	1.14	(0.10)	-8.06%
TOTAL	20.88	20.62	20.10	(0.78)	-3.74%
GROWTH		-1.2%	-2.5%	-3.9%
*QUADS = Quadrillion kWh 10 to the fifteenth power Dth
ELECTRICITY EXPENDITURES (*QUADS)
PRICE / Dth	0.01477	0.01517	0.01274
EXPENDIITURE	0.31	0.31	0.26	(0.05)	-16.97%

Current Energy and Renewables Corp.	Page 6	US SEC form 1 - sa

An interesting trend to note is that the EIA projects that energy related CO2 emissions will drop between 25% and 38% below the 2005 level in 2030. Total energy related CO2 emissions declined by 17% this year. This is due to changes in the fuel used to generate electricity from Coal and Natural Gas to Wind and Solar which supports the Company’s strategic marketing plan.

D.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

E.	Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Income taxes are one such critical accounting policy. Income taxes are recorded on an accrual basis of accounting based on tax positions taken or expected to be taken in a tax return. A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions are recognized only when it is more likely than not (i.e., likelihood of greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities. Tax positions that meet the more likely than not threshold is measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. A valuation allowance is established to reduce deferred tax assets if all, or some portion, of such assets will more than likely not be realized. Should they occur, our policy is to classify interest and penalties related to tax positions as income tax expense. Since our inception, no such interest or penalties have been incurred.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (ASC Topic 606), which replaces numerous requirements in U.S. GAAP, including industry-specific requirements, and provides companies with a single revenue recognition model for recognizing revenue from contracts with customers. On January 1, 2018, we adopted the requirements of ASC Topic 606 and all the related amendments to all of our contracts using the modified retrospective method. Additional disclosures required by ASC Topic 606 are presented within the aforementioned Revenue Recognition policy disclosure. We recognize revenue on Brewery product sales to distributors or through self-distribution at the time when the product is shipped and control of the product is transferred to the customer according to the shipping terms. Revenue from the Brewery Taproom and two bars are recognized as revenue at the point of the delivery of meals and services. Revenue from room sales at our hotel is recognized on a daily basis, as the room are occupied and we have rendered the services.  Company sales are presented net of sales tax.

F.	Additional Company Matters

The Company has not filed for bankruptcy protection, nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings’ material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Current Energy and Renewables Corp.	Page 7	US SEC form 1 - sa

Item 2.	Other Information

We filed a 1-U with the SEC on May 3, 2022, to announce the appointment of Jacob Herman as a director of the Company, increasing the number of members of the board of directors to 4. On April 18, 2022, we filed a 1-U with the SEC to announce the appointment of Karla Rivera as a director of the Company, increasing the number of members of the board of directors to 3.

Item 3.	Financial Statements

The accompanying semiannual financial statements of the Company have been prepared in accordance with the instructions to Form 1-SA.  Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America.  In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature.  Operating results for the periods from January 1, 2023 to June 30, 2023 and from January 1, 2022 to December 31, 2022 are not necessarily indicative of the results that can be expected for the year ending December 31, 2023.

Current Energy and Renewables Corp.	Page 8	US SEC form 1 - sa

Current Energy and Renewables Corp

Unaudited Financial Statements

As of June 30, 2023 and December 31, 2022 and for the Six Months Ended June 30, 2023 and 2022

(Expressed in US dollars)

Current Energy and Renewables Corp.	Page 9	US SEC form 1 - sa

Current Energy and Renewables Corp

Condensed Interim Financial Statements

June 30, 2023 and 2022

(Unaudited – Expressed in US dollars)

Current Energy and Renewables Corp.	Page 10	US SEC form 1 - sa

Current Energy & Renewables Inc

Condensed Interim Balance sheets

As at June 30, 2023 and December 31, 2022

(Unaudited)

	June 30,	December 31,
	2023	2022
ASSETS
Current assets
Cash	$371,350	480,568
Accounts Receivable	325,047	1,304,963
Unbilled Revenue Receivable	277,259	452,557
Prepaids	710,575	718,857
TOTAL CURRENT ASSETS	1,684,231	2,956,945

Intangible assets	0	0

TOTAL ASSETS	1,684,231	2,956,945

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,905,300	3,144,577
Due to related parties	37,600	37,600
Related party interest payable	0	0
Related party loan	0	0
TOTAL CURRENT LIABILITIES	1,942,900	3,182,177

Collateral Posted by CES	482659	482,659

TOTAL LIABILITIES	2,425,559	3,664,836

STOCKHOLDERS’ EQUITY
Preferred shares
Authorized: 100,000,000 common shares with $0.0001 par value Issued and outstanding: Nil (December 31, 2021 – Nil)	-	-
Common shares
Authorized: 100,000,000 common shares with $0.0001 par value Issued and outstanding: 20,369,205 (December 31, 2021 – 19,492,955)	2,067	2,067
Additional paid-in capital	7,522,300	7,522,300
Accumulated deficit	(8,265,695)	(8,232,258)

TOTAL STOCKHOLDERS’ EQUITY	(741,328)	(707,891)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,684,231	$2,956,945

The accompanying notes are an integral part of these interim financial statements.

Current Energy and Renewables Corp.	Page 11	US SEC form 1 - sa

Current Energy & Renewables Inc

Condensed Interim Statements of Operations

For the six months ended June 30, 2023 and December 2022

(Unaudited)

	June	December
	2023	2022
	$	$
Energy Revenue	2,914,984	5,932,250
Unbilled Revenue	277,259	305,958
Total Income	$3,192,243	$6,238,208

Cost of Power	3,159,153	5,760,341
Gross Profit	$33,090	$477,867

OPERATING EXPENSES
Broker Commissions	63,460	308,140
Contractors	0	141,949
Bank charges & fees	2,065	11552
Legal and professional fees	0	0
Insurance Expense	552	526
Office and miscellaneous	0	1,278
Tax Expenses	0	84
Dues & Fees Expenses	0	38,652
Utility fees	450	111
TOTAL OPERATING EXPENSES	$66,527	$502,292

OTHER (EXPENSE) INCOME
PPP Loan Forgiveness	0	8,200
Interest expense	0	0

NET PROFIT OR LOSS	$(33,437)	$(16,225)

Net loss per share – basic and diluted	(0.0003)	(0.0002)

Weighted average number of common shares outstanding – basic and diluted	100,000,000	100,000,000

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Current Energy & Renewables Inc

Condensed Interim Statements of Changes in Stockholders’ Equity

For the six months ended June 30, 2023 and December 2022

(Unaudited)

	Number of Common Shares	Amount	Subscriptions Receivable	Additional Paid-InCapital	Accumulated Deficit	Total Stockholders Equity (deficit)
Balance at December 31, 2022	100,000,000	10,000	$-	$7,522,300	$(8,232,258)	$(709,958)

Issued during the period:
Share issued pursuant to private placement, net of share issue costs	20,669,205	2067	-	0	-	2,067
Shares issued for consulting fees	0	0	-	0	-	0
Exercise of stock options	0	0	-	0	-	0
Share-based compensation	-	-	-	0	-	0
Loss for the period	-	-	-	-	(33,437)	(33,437)

Balance at June 30, 2023	79,330,795	$7,933	$-	$7,522,300	$(8,265,695)	$(743,395)

	Number of Common Shares	Amount	Subscriptions Receivable	Additional Paid-InCapital	Accumulated Deficit	Total Stockholders Equity (deficit)
Balance at December 31, 2021	100,000,000	1,948	$-	$5,594,440	$(5,063,922)	$532,466

Loss for the period	-	119	-	1,927,860	(3,168,336)	$(1,240,357)

Balance at December 31, 2022	100,000,000	2,067	$-	$7,522,300	$(8,232,258)	$(707,891)

Issued during the period:
Share issued pursuant to private placement, net of share issue costs	19,492,955	1,949	-	0	-	0
Share subscription received	-	0	0	0	-	0
Share subscription receivable	-	-	0	-	-	0
Share-based compensation	-	-	-	0	-	0

Current Energy and Renewables Corp.	Page 13	US SEC form 1 - sa

Current Energy & Renewables Inc

Condensed Interim Statement of Cash Flows

For the six months ended June 30, 2023 and Deember 2022

(Unaudited)

	2023	2022
OPERATING ACTIVITIES
Net loss	(33,437)	(16,225)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Share-based compensation - options	0	0
Shares issued for consulting services	0	0
Change in operating assets and liabilities:
Prepaids	(8,282)	(235,153)
Accounts payable and accrued liabilities	(1,222,713)	(8,622)
Accounts Receivables and Unbilled	1,155,214	146,619
Related party interest payable	0	0

Cash flows used in operating activities	(109,218)	(113,381)

INVESTING ACTIVITIES
Intangible assets purchased	-	0

Cash flows used in investing activities	-	0

FINANCING ACTIVITIES
Proceeds from the issuance of common shares, net of issue costs	0	260,000
Proceeds from the exercise of stock options	0	-
Subscriptions received	0	0
Proceeds from commitment to issue common shares	-	0
Proceeds from related party loan	0	0

Cash flows provided by financing activities	0	0

INCREASE (DECREASE) IN CASH	(109,218)	146,619

CASH, BEGINNING OF THE PERIOD	480,568	333,949

CASH, END OF THE PERIOD	371,350	480,568

Non-cash investing and financing activities:
Intangible assets purchased with accounts payable	-	0
Shares issued for commitment to issue common shares	0	250,000

The accompanying notes are an integral part of these interim financial statements.

Current Energy and Renewables Corp.	Page 14	US SEC form 1 - sa

Current Energy and Renewables Corp.

Notes to the Condensed Interim Financial Statements

For the six months ended June 30, 2023 and twelve months of 2022 (UNAUDITED)

1.	NATURE OF BUSINESS

Current Energy and Renewables Corp (the “Company” or “CER”) was incorporated in the State of Nevada on September 18, 2018, under the name Veritransfer Inc. Then on June 29, 2021, the Company changed its name to Armm Inc as a result of a merger between ARMM Inc and CER. On October 1, 2023, the Company changed its name back to Current Energy and Renewables Corp (“CER”). The Company is headquartered in Frisco, Texas, and its principal operations are in Frisco, Texas. We are a Retail Energy Provider (REP) in the deregulated energy market currently serving the PJM Ohio market and have begun certification and growth into additional deregulated markets.

The Company’s target market is commercial and industrial energy consumers in deregulated areas and may expand to include state, local and federal government entities. CER goes to market through third party channels called Aggregators, Brokers, or Consultants (ABCs). It has a lower cost of sales and provides a quicker path to market than hiring, training, and growing a full internal sales team. Sales Directors and Managers are responsible for building and maintaining relationships with these ABCs.

Going Concern

The Company plans to raise capital through the issuance of equity and/or debt financing. There is no assurance that the Company will be successful in securing additional capital. If the Company is unable to achieve projected operating results and/or obtain additional financing, management will be required to curtail growth plans and reduce development activities, and this will have a material adverse effect on its business and continuance as a going concern.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

In the opinion of the Company, the accompanying unaudited condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2023, and its results of operations for the six months ended June 30, 2023, and the twelve months of 2022, and cash flows for the six months ended June 30, 2023 and the twelve months of 2023. The condensed balance sheet at December 31, 2022, was derived from audited annual financial statements but does not contain all of the 3 footnote disclosures from the annual financial statements. Operating results for the six-month period ended June 30, 2023, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2023.

These unaudited interim financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made by management include the estimated lives of intangible assets, share based compensation, and valuation of deferred income tax assets.

Earnings (Loss) Per Share

The Company computes net loss per share in accordance with ASC 260, Earnings per Share. ASC 260 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the statement of operations. The basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

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Foreign Currency

The functional currency of the Company’s operations is the US dollar. Monetary assets and liabilities denominated in foreign currencies are adjusted using the exchange rate prevailing at the balance sheet date and non-monetary items are adjusted at exchange rates prevailing when the assets were acquired, or obligations incurred. Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in the determination of net income (loss).

Share-based Compensation

The Company has not issued any share-based compensation at this time.

New Accounting Pronouncements

Accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

3.	RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2023, and 2022, the Company had no related party transactions and balances.

4.	STOCKHOLDERS’ EQUITY

a)	Authorized:

Preferred Shares

The Company is authorized to issue 100,000,000 preferred shares with a par value of $0.0001 per share. No preferred shares were issued and outstanding at June 30, 2023 (December 31, 2022 – nil).

Common Shares

The Company is authorized to issue 100,000,000 shares of common shares with a par value of $0.0001 per share. On June 30, 2023, 20,369,205 common shares (December 31, 2022 – 20,369,205) were issued and outstanding.

b)	Share Transactions:

There were no share transactions during the six months ended June 30, 2023.

For the twelve months in 2022, the Company completed the following share transactions:

i)	On January 18, 2022, and January 24, 2022, the Company issued an aggregate of 125,000 common shares to settle the $250,000 of commitment to issue shares recorded at December 31, 2021.

ii)	On February 2, 2022, the Company issued 150,000 common shares for services at the fair value of $300,000.

iii)	On February 11, 2022, 400,000 stock options were exercised at $0.25 per share for gross proceeds of $100,000.

Current Energy and Renewables Corp.	Page 16	US SEC form 1 - sa

iv)	On February 22, 2022, the Company issued 35,000 common shares to settle debt owed to a consultant for services provided in the amount of $70,000.

v)	On March 16, 2022, the Company issued 41,250 common shares for services at the fair value of $82,500.

vi)	On March 16, 2022, the Company issued 125,000 common shares at a price of $2.00 for gross proceeds of $250,000.

c)	Stock options:

The Company has granted stock options under the terms of its Stock Option Plan (the “Plan”). The Plan provides that the directors of the Company may grant options to purchase common shares to directors, officers, employees, and service providers of the Company on terms that the directors of the Company may determine are within the limitations set forth in the Plan. The maximum number of shares available under the Plan is limited to 15% of the issued common shares. The maximum term of stock options is ten years. All stock options vest on the date of grant, unless otherwise stated. On June 30, 2022, the Company had 923,943 stock options available for grant pursuant to the Plan (December 31, 2021 – 1,148,943). Forfeitures are accounted for as they occur.

The Plan is administered by the Board of Directors. At the discretion of the Board of Directors, the Company may from time-to-time grant options to permit consultants for services rendered, in lieu of cash payments. The option price is set by the Board of Directors on the date of the grant. The Board of Directors determines the vesting periods.

Current Energy and Renewables Corp.	Page 17	US SEC form 1 - sa

Changes in stock options during the six months ended June 30, 2023, and the year ended December 31, 2022 were as follows:

	Number Outstanding #	Weighted Average Exercise Price
Balance outstanding at December 31, 2020	2,100,000	$0.38
Granted	275,000	2.00
Exercised	(600,000)	0.25

Balance outstanding at December 31, 2021	1,775,000	$0.68
Granted	625,000	2.00
Exercised	(400,000)	0.25

Balance outstanding and exercisable at June 30, 2023	2,000,000	$1.18

Summary of stock options outstanding at June 30, 2023:

	Number Outstanding and Exercisable #		Exercise Price $	Expiry Date	Remaining Contractual Life (Years)
Stock options	(1	)1,100,000	$0.50	September 14, 2022	0.21
Stock options	200,000		$2.00	February 1, 2023	0.59
Stock options	25,000		$2.00	October 26, 2023	1.32
Stock options	50,000		$2.00	December 3, 2023	1.43
Stock options	50,000		$2.00	January 27, 2024	1.58
Stock options	25,000		$2.00	February 16, 2024	1.63
Stock options	500,000		$2.00	February 25, 2024	1.66
Stock options	50,000		$2.00	April 11, 2024	1.78

(1)	Subsequent to June 30, 2023, these stock options expired unexercised.

d)	Warrants:

As at June 30, 2023 and December 31, 2022, there were 700,000 warrants outstanding at an exercise price of $0.25.

Summary of warrants outstanding on June 30, 2023:

	Number Outstanding and Exercisable	Exercise Price	Expiry Date	Remaining Contractual Life (Years)
Warrants	700,000	$0.25	July 11, 2024	2.03

e)	Commitment to issue shares:

There is no commitment to issue shares at this time.

Current Energy and Renewables Corp.	Page 18	US SEC form 1 - sa

6.	SUBSEQUENT EVENTS

The Company has no subsequent events to announce since the financials of June 30, 2023.

Item 4.	Exhibits

2.1	Articles of Incorporation**
2.2	Bylaws**
4.1	Form of Subscription Agreement**
6.1	Stock Option Plan**

** Previously filed as an exhibit to the Company’s Form 1-A

The accompanying notes are an integral part of these financial statements.

Current Energy and Renewables Corp.	Page 19	US SEC form 1 - sa

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this annual report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Henderson, Nevada on

Current Energy and Renewables Corp.

By:	/s/ David G. Coburn
David G. Coburn President & Director
Current Energy and Renewables Corp.
March 11, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

By:	/s/ David G. Coburn
David G. Coburn President & Director
Current Energy and Renewables Corp.
March 11, 2024
By:	/s/ Virginia Sue Smith
Virginia Sue Smith Chief Financial Officer
Current Energy and Renewables Corp.
March 11, 2024

By:	/s/ John Varnell II
John Varnell II Executive Vice President
Current Energy and Renewables Corp.
March 11, 2024

Current Energy and Renewables Corp.	Page 20	US SEC form 1 - sa